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trium-capital.com

The Special Committee of the Board of Directors
Acelyrin, Inc.
4149 Liberty Canyon Road
Agoura Hills, CA 91301

28 April 2025

Trium Capital LLP (the "Investment Manager", "we" or "us")

Dear Members of the Special Committee,

We are writing to express our continued concern as Acelyrin, Inc ("Acelyrin") shareholders in advance of the special meeting to vote on the combination with Alumis, Inc ("Alumis").

Since the merger was announced, we are grateful for the time both the Acelyrin and Alumis teams have spent with us as we evaluated the transaction. However, we have now concluded that the merger is not in the best interests of Acelyrin shareholders and plan to vote **against** the combination for the reasons below.

1. **Even with improved terms, Acelyrin shareholders are not receiving sufficient consideration.**

Acelyrin currently has two key assets, net cash of $448mn or $4.45/share (as of Q4 2024) and its drug pipeline, specifically lonigutamab. Even assuming **no** value for lonigutamab, substantial costs and extended timetable associated with liquidation, we believe Acelyrin shareholders would receive value between $3.53-$3.67[1] under a liquidation scenario. In contrast, the current merger terms of 0.4814x imply an $2.06[2] valuation, a significant discount.

While Acelyrin's valuation above is that of certainty given the cash, there is much greater risk associated with the Alumis pipeline so it is unclear to us why Acelyrin should accept a consideration that is so substantially less than its cash value.

2. **Acelyrin shareholders should not have to accept a discount to its cash value, regardless of their view on standalone Acelyrin's prospects.**

In the merger proxy statement[3], the board attempts to justify the merger by contrasting the merger with Acelyrin's supposedly meagre standalone prospects and the fact that Acelyrin will likely continue to trade at a substantial discount to cash that is similar or worse to the levels prior to the announcement of the merger.

However, this is a false choice. As illustrated by the Tang Capital / Concentra offer (which is over 50% higher than where Acelyrin traded prior to announcement of the Alumis merger), and recent liquidations of other companies trading at a material discount to cash (such as Achilles Therapeutics and Third Harmonic Bio), Acelyrin will have levers to deliver value to shareholders in the absence a transaction. Importantly, those levers (sale for cash or liquidation) are completely within Acelyrin's control.

3. **The fact that lonigutamab has potential value that is not appreciated by the market is not a reason to pursue a highly speculative merger at a discount to cash value.**

Setting aside the market's skepticism prior to the announcement of the merger that there is significant value in lonigutamab, the fact that the market (or, indeed, a liquidation) would not ascribe value for lonigutamab is not a reason to pursue a value destructive merger that *might* eventually allow the market to value lonigutamab. In any case, given that Alumis *also* trades at a discount to cash value, we are skeptical that the market will value

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[1] Acelyrin 10-K, our range estimate of liquidation value uses year-end 2024 cash and short-term marketable securities balance, reduced by $33m in liabilities, between $33-45mn in further expenses and cash burn and for 10% to be held back temporarily at a 4.5% discount rate for between six months to a year to return the cash, https://www.sec.gov/ix?doc=/Archives/edgar/data/1962918/000196291825000022/slrn-20241231.htm
[2] Bloomberg, using closing stock prices on 25th April 2025.
[3] Alumis S-4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1847367/000110465925036921/alms-20241231xs4.htm

lonigutamab any differently under the combined company compared to currently, especially since Alumis itself was skeptical of expending capital to advance lonigutamab.

On the conference call announcing the merger, Alumis management stated that "at this point we don't plan to start a Phase 3"[4] for lonigutamab. This is a far cry from the ringing endorsement of lonigutamab that both parties have since pivoted to. Furthermore, when Alumis management were asked about synergies they stated these would not come from development, with the only synergies being elimination of public company costs[5]. To now justify the Alumis merger as a way to realize either significant synergies or the value of lonigutamab rings hollow to us.

4. **Acelyrin's "extensive" process appears to be biased towards a merger and did not fully evaluate its strategic alternatives**
   a. **Acelyrin's process focused only on potential strategic alternatives involving third parties and inexplicably failed to even discuss a potential liquidation of the company until 9 months into the process.**

While Acelyrin claims to have run an extensive process contacting over ~25 parties and to have explored a wide variety of potential transactions, the background of the proxy statement tells a different story.[6]

The Transaction Committee was created in April 2024. For most of the life of the committee, the committee only reviewed strategic transactions that involved "potential counterparties", including the Alumis transaction and potential acquisitions of companies "B" and "C". The potential for Acelyrin to wind down its operations and return capital to shareholders was only discussed for the first time at the January 11, 2025 board meeting[7], *9 months* after the formation of the transaction committee, and *8 months* after the initial NDA with Alumis, and only 1 month before the announcement of the Alumis transaction.

Given a vast majority of the company's value was in its cash balance, it is inexplicable that an "extensive" strategic alternative process would have only considered a winding down of the company so late in the process, and even then, only in passing: this alternative was discussed only in this one board meeting and appears to not have been discussed again.

   b. **To the extent it was considered, the potential liquidation of the company did not appear to have been properly analyzed.**

Not only was a potential liquidation not discussed until very late in the process, there also appears to be no serious analysis done by the board or its financial advisor. Under "Acelyrin's Reasons for the Merger" in the proxy statement[8], the merger was primarily contrasted with "Acelyrin on a Standalone Basis" (which, as discussed above, is a false choice).

In the only section where a non-merger alternative was mentioned, the company only outlined generic risks to a liquidation and provided no concrete analysis. Specifically, the board noted that there are "added time and costs required to wind down Acelyrin's operations" and that there is a "need to hold back a meaningful amount of Acelyrin's current cash balance to cover known and potential unknown liabilities."

None of these considerations appear to be quantified and properly evaluated. Notably, while Guggenheim's fairness opinion[9] "considered the results of [Acelyrin's] solicitation process for third-party transactions" in rendering its opinion, Guggenheim's opinion specifically disclaimed any consideration of *"the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Acelyrin."*

In fact, as mentioned above, based on our conservative estimate of the company's liabilities and timelines of previous examples of "hold backs" in Delaware liquidations, we believe there is substantial upside to winding up the company as compared to the proposed merger.

5. **Acelyrin's process also appears to have been compromised by other potential conflicts.**
   a. **In adopting an unnecessary and non-standard poison pill, Alumis appears to have exerted undue influence over Acelyrin's board and management.**

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[4] Alumis and Acelyrin merger conference call from February 6, 2025
[5] Alumis and Acelyrin merger conference call from February 6, 2025
[6] Alumis S-4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1847367/000110465925036921/alms-20241231xs4.htm
[7] As late as its January 9 board meeting, the board only considered "proposed offers from each of Alumis and Company B, including continuing to operate ACELYRIN as a standalone company."
[8] Alumis S-4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1847367/000110465925036921/alms-20241231xs4.htm
[9] Alumis S-4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1847367/000110465925036921/alms-20241231xs4.htm#AnnexE_746454

Disturbingly, after deciding *not* to adopt a stockholder rights plan (the "Rights Plan") on March 10, the Acelyrin board voted to adopt a Rights Plan on March 12, after Mr. Babler (Chairman and CEO of Alumis) contacted Mr. Gosebruch (Chairman of the Transaction Committee of Acelyrin) to "suggest that Acelyrin adopt a Rights Plan" in response to Tang Capital's acquisition of an 8.8% stake [10].

Alarmingly, "immediately after the Acelyrin Board meeting [to approve the Rights Plan] Ms. Kim [CEO of Acelyrin] and Mr. Gosebruch informed Mr. Babler that Acelyrin had adopted the Rights Plan, **in accordance with Mr. Babler's suggestion.**" *(emphasis added)* [11]

First, we believe the Rights Plan was unnecessary and is contrary to the interest of Acelyrin's shareholders. Both leading proxy advisors, ISS and Glass Lewis, consider that rights plans are generally not in shareholders' best interests except in rare circumstances[12]. For example, rights plans can be justified where a hostile party are attempting to obtain control of a company without paying a control premium. However, in this instance, Acelyrin had *already* agreed to undergo a change of control, thus the Rights Plan's only purpose here serves to limit shareholders' choice of potential bidders to Alumis, which is a clear benefit to Alumis only.

In addition, the low 10% flip-in for Acelyrin's poison pill is also highly unusual. ISS, a leading governance expert and proxy advisor, have consistently noted that poison pills should have a "no lower than a 20% trigger."[13]

In any case, what is clear is that Mr. Babler should have played **no** role in whether Acelyrin entered into a Rights Plan as it plainly benefits Alumis much more than it benefits Acelyrin shareholders (if at all).

b. Mr. Gosebruch, the Chair of the independent Transaction Committee is expected to join the Alumis board.

We currently have no reason to believe that Mr. Gosebruch would have acted differently should he had not been invited to join the Alumis board, but at the very least, this gives rise the *appearance* of a significant conflict of interest for what should have been a completely independent transaction committee.

c. Alumis appears to have been given priority access to Acelyrin well before other parties.

While the shared directors between Alumis and Acelyrin appear to have properly recused themselves in formal board discussions, Alumis still appeared to have been given significantly more access to Acelyrin through the process.

For example, Alumis executed its NDA with Acelyrin in May 2024 only **2 days** after Dr. Lin stepped down as CEO of Acelyrin. This was well before Acelyrin had even engaged Guggenheim as a financial advisor and months before Acelyrin's decision in August 2024 to explore strategic alternatives. In fact, Guggenheim would not be instructed to contact other potential third parties until August 2024.

d. There also appears to be at least an appearance of significant conflicts of interest with Acelyrin's financial and legal advisors.

When Alumis first approached Acelyrin, Guggenheim Securities, Acelyrin's financial advisor "had been in discussions to provide investment banking services for a potential financing transaction for Alumis", and Guggenheim was eventually an underwriter for Alumis in its IPO.

Cooley, Acelyrin's counsel, also represented Alumis. Even though Cooley eventually stepped aside as Acelyrin's legal advisor on the deal, this was only after Acelyrin and Alumis had engaged in substantial merger discussions already.

Furthermore, Guggenheim, who also provided the final fairness opinion, acknowledge that "a substantial portion" of its fee "is payable upon successful consummation of the Merger".

6. Acelyrin's evaluation of the two competing proposals since the announcement of the merger agreement were also highly unusual.

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[10] Alumis S-4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1847367/000110465925036921/alms-20241231xs4.htm
[11] Alumis S-4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1847367/000110465925036921/alms-20241231xs4.htm
[12] *Glass Lewis Benchmark Policy Guidelines*
https://resources.glasslewis.com/hubfs/2024%20Guidelines/2024%20Shareholder%20Proposals%20ESG%20Benchmark%20Policy%20Guidelines.pdf and *ISS US Voting Guidelines* https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf?v=2025.2
[13] ISS US Voting Guidelines https://www.issgovernance.com/file/policy/active/americas/US-Voting-Guidelines.pdf?v=2025.2

Subsequent to the announcement of the Alumis merger, Acelyrin received 2 further proposals, one from Concentra Biosciences ("Concentra") for $3.00 per share in cash and a CVR representing 80% of net proceeds from any out-license or disposition of Acelyrin's development programs, and one from "Company D" which provided for $2.70 per share in cash and a CVR for up to $3.00 depending on milestones associated with lonigutamab which was subsequently withdrawn.

While the board determined the Concentra proposal was not a superior proposal relative to the Alumis offer it determined the Company D offer to be a superior proposal. We were initially puzzled by the board's rationale for this, however we later learned following a discussion with Acelyrin there had been a potential for an equity component to be included. It was again unclear to us why this was the determining factor, and why this wasn't disclosed in the background section.

Furthermore, we believe the Concentra offer is reasonably likely to lead to a superior offer to the Alumis combination, even if it is not necessarily superior to a liquidation of Acelyrin. The board's determination that the offer is not potentially a superior offer is puzzling: the Concentra offer provides a massive 45% premium to how the market valued the Alumis offer at the time[14], delivers significantly more up-front cash and allows shareholders to retain a vast majority of the value of lonigutamab via the CVR.

At a minimum, Alumis should have engaged Concentra further, as allowed for under the Alumis merger agreement for proposals that are reasonably be expected to result in a superior proposal. Notably, the board's determination meant Concentra was not given access to even basic due diligence that would potentially have allowed Concentra to potentially improve its offer (such as details on its cash balance and liabilities).

7. **Acelyrin has a strong balance sheet and do not need this deal, whereas Alumis needs to continue to raise cash.**

Alumis' continued cash burn means they need access to capital and while the Kaken Collaboration has secured runway until Q1 2026 Alumis will still require more capital which this transaction provides. If Alumis were to raise capital in this market it would have to be done at a substantial discount to its current share price in addition to incurring significant underwriting fees. Instead of offering a premium to Acelyrin shareholders to avoid incurring these costs, Acelyrin shareholders are being urged to accept a significant discount to its cash value.

In the most recent Acelyrin presentation[15] research analyst reactions to the merger have been included, of which two are Alumis research reports discussing how the merger is favourable for Alumis and the third which is Acelyrin research refers to how this provides Alumis with a cash runway. We don't disagree that this merger makes sense for Alumis shareholders, but we are yet to see any research which demonstrates that this merger provides adequate value for Acelyrin shareholders.

In contrast to Alumis' cash burn, Acelyrin has estimated to us that it would take between $25-50mn to run another trial for lonigutamab, and the current cash balance means the program is more than fully funded providing a runway until mid-2027 so this transaction is not a necessity, especially when considering the lack of cognizable synergies.

8. **Tough market conditions don't rationalize this transaction.**

In the latest Acelyrin presentation[16], the company points out that it is not uncommon for biotech companies to trade below cash value and while this might be true for some companies in current market conditions, **it is uncommon for companies to crystalize this discount by agreeing to a merger at a valuation below cash**.

While we appreciate the positive developments for Alumis since the announcement of the deal, there remains significant uncertainty, and the market seems to agree with us with the Alumis shares down 40%[17] since deal announcement. The value of the Alumis offer is now at an *even bigger* discount to Acelyrin's cash value.

To be clear, we believe all the offers received by the Company thus far are inferior to a winding down of the company and returning capital to shareholders. A liquidation of the company provides certainty of value well above the value from any of the offers received thus far and will allow shareholders to re-invest the proceeds as they see fit[18]. We believe there is no reason for shareholders to accept **any** transaction that provides **upfront** value less than value that can be expected in a liquidation.

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[14] The Concentra offer is still a 45% premium over the improved offer using Alumis' closing stock price as of 25th April 2025
[15] Acelyrin Investor Presentation https://investors.acelyrin.com/static-files/0386336a-a867-4085-8d4f-ebc755a7dd09
[16] Acelyrin Investor Presentation https://investors.acelyrin.com/static-files/0386336a-a867-4085-8d4f-ebc755a7dd09
[17] Bloomberg, using closing stock prices on 25th April 2025.
[18] Acelyrin shareholders may even invest into Alumis stock, without having to accept any discount on the value of our cash.

In conclusion, we believe this combination is not an attractive proposal relative to the alternatives available to Acelyrin and resultingly not in the best interests of Acelyrin shareholders. We intend to vote <u>against</u> the merger in the upcoming shareholder meeting.

Yours faithfully,

For and on behalf of Trium Capital LLP

Felix Lo
Portfolio Manager